Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Tuesday, 12 March 2024

THRIVING THROUGH THE ENERGY TRANSITION INVESTOR PRESENTATION

Woodside CEO Meg O’Neill will brief investors on Woodside’s Climate Transition Action Plan (CTAP) and 2023 Progress Report today at 09:30 AEDT / 06:30 AWST / 17:30 CDT (Monday, 11 March 2024). The CTAP was released on 27 February 2024.

A live webcast of the briefing will be available at https://webcast.openbriefing.com/wds-march-update-2024/, and a presentation is attached.

Ms O’Neill said the CTAP contained additional information, requested by investors, about Woodside’s approach to climate change and the energy transition. This includes further detail on Woodside’s potential pathway to net zero Scope 1 and 2 net equity emissions by 2050, and the introduction of a new Scope 3 target to take final investment decisions for 5 million tonnes of CO2 equivalent abatement capacity per annum. This complements the existing target to invest $5 billion, in new energy products and lower carbon services by 2030.

“I firmly believe Woodside is built to thrive through the energy transition and our Climate Transition Action Plan shows how we plan to achieve this. Our climate strategy is integrated throughout our corporate strategy as we provide the energy our customers need today and into a lower carbon future, create and return value to shareholders, and conduct our business sustainably.

“We have engaged extensively and listened carefully to feedback from our shareholders, who have asked for more detailed information about our climate action plans and the role of gas in a lower carbon world.

“Our Climate Transition Action Plan delivers on this feedback, outlining Woodside’s confidence in a sustained role for natural gas through the energy transition, while providing additional information on our plans and progress to reduce net equity Scope 1 and 2 emissions and to invest in new energy products and lower carbon services for the transition.”

Woodside’s CTAP will be put to an advisory vote of shareholders at the company’s 2024 Annual General Meeting to be held on 24 April 2024 at 12:00 AEST / 10:00 AWST / 21:00 CDT (Tuesday, 23 April 2024).

Contacts:
INVESTORS	MEDIA
Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

DRAFT 1 MARCH THRIVING THROUGH THE ENERGY TRANSITION Climate Briefing Presentation 12 March 2024 www.woodside.com investor@woodside.com This presentation contains extracts of some of the key climate strategy and 2023 progress information from Woodside's Climate Transition Action Plan and 2023 Progress Report (CTAP). It also includes extracts of broader market analysis relating to the potential demand for Woodside’s products and services and other information. It should be read in conjunction with the CTAP, which contains a more fulsome explanation of the underpinning assumptions, uncertainties, and context relevant to the information presented in this presentation.

Disclaimer, risks and other important information Climate Transition Action Plan and 2023 Progress Report net equity Scope 1 and 2 greenhouse gas emissions targets and aspiration or Woodside’s Scope 3 targets. Statements that describe the objectives, plans, goals or expectations of Woodside are forward looking statements. The purpose of this presentation is to enable readers to obtain a high-level understanding of Woodside’s climate strategy and the progress it has made in 2023 towards achieving its plans, strategies, objectives, targets and aspirations. Forward looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance. No representation or warranty, express or implied, is given as to the accuracy, completeness or correctness, likelihood of achievement or This presentation contains extracts of some of the key climate strategy and 2023 progress information from Woodside's Climate Transition reasonableness of any forward looking information in this document. Readers should not place undue reliance on any forward looking Action Plan and 2023 Progress Report (CTAP). It also includes extracts of broader market analysis relating to the potential demand for statements contained in this document, particularly in light of the long time horizon this document discusses and inherent uncertainty in Woodside’s products and services and other information. policy, market and technological developments in the future. This presentation does not contain all of the underlying context and detail that is included in the full CTAP. This presentation should be read Forward looking information in this presentation may be affected by variables and changes in underlying assumptions which could cause in conjunction with the CTAP which includes more fulsome explanation of the underpinning assumptions, uncertainties, and context relevant actual results to differ materially from those expressed in this document. In addition to the risks referenced above, these include price to the information in this presentation. fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, Information environmental risks, transition risks, physical risks, legislative, policy, fiscal and regulatory developments, changes in accounting standards, This presentation is necessarily oriented towards future events, the trajectory and outcome of which are continually evolving and inherently economic and financial market conditions in various countries and regions, political risks, abatement able to be delivered through engineering or operational changes, project delay or advancement, approvals and cost estimates. Some matters are subject to approval of joint venture uncertain, and contains forward looking information regarding the plans, strategies, objectives, targets, aspirations and the like of Woodside in relation to climate change. participants. Targets, aspirations and opportunities described in this presentation may also change materially if Woodside changes its strategic aim set out in the Annual Report 2023 and the CTAP. This presentation provides a high level of insight into how we currently intend to direct the management of our assets and deploy our capital, Woodside does not undertake to provide ongoing market updates on forward looking information, including plans to achieve strategic aims to help us achieve our strategic aim. The matters in this presentation are a ‘point in time’ disclosure and reflect management’s expectations, judgments, assessments, assumptions, estimates and other information available at the date of this document and/or our planning processes. or targets, or on performance against its plans or targets, except to the extent it has a legal obligation to do so. Past performance is not a guide to future performance. We operate in a dynamic and uncertain market and external environment. Plans and strategies can and must adapt in response to dynamic market conditions, joint venture decisions, opportunities that might arise or No offer or advice other changing circumstances. Investors should not assume that any plan (or pathway we have articulated to achieve a strategic aim) is locked This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders in and will not evolve and be updated as time passes. A number of aspects of our plans involve developments or strategies that are complex (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval and may be delayed, more costly than anticipated or unsuccessful for many reasons, including reasons outside our control. from Woodside shareholders (or any other person) in any jurisdiction. Actual performance against Woodside’s targets and aspirations may be affected by risks associated with our business, the uncertainty as to This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any how the global energy transition to a lower carbon economy will evolve, and physical risks associated with climate change, many of which are Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, beyond Woodside’s control. Further detail on these risks and their potential financial impacts and mitigations can be found in the Risk financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice Management section of the CTAP and the Risk Factors section of our Annual Report 2023. These risks include, but are not limited to: before making any investment decision. • risk that a transition to a lower carbon economy may impact demand (and pricing) for oil, gas, new energy products and lower carbon This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in services and their substitutes in our portfolio, the policy and legal environment for its production, our reputation and our operating part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the information contained herein may not be taken environment. The imposition of regulation and availability and cost of emission allowances or offsets could adversely impact costs; or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in part, in • potential for higher than expected costs of transition to new technologies, and poor efficacy of new technologies could adversely impact certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform costs of operations and reduce demand for hydrocarbon products, new energy or lower carbon services; and themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the • decarbonisation plans of Australia and other countries. relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this document in or from Subject to any terms implied by law which cannot be excluded, Woodside accepts no responsibility for any loss, damage, cost or expense any such jurisdiction. (whether direct or indirect) incurred as a result of any error, omission or misrepresentation in information in this presentation. Other important information This presentation contains industry, market and competitive position data that is based on industry publications and studies conducted by All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. third parties as well as Woodside’s internal estimates and research. While Woodside believes these publications and third party studies are reliable and prepared by a reputable source, Woodside has not independently verified these third party sources and cannot guarantee the References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires). completeness or accuracy. Undue reliance should not be placed on any of the industry, market or competitive position data contained in this This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. presentation. All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or Information in this presentation may be based on information prepared by third parties. Woodside does not make any representation or quantifying greenhouse gas emissions, including those uncertainties set out in the GHD Assurance Statement in the CTAP. Further information guarantee that this material is accurate, complete or up-to-date. regarding the calculation of Woodside’s greenhouse gas emissions is contained in the supporting table of climate-related data in the CTAP. Forward looking statements There may be differences between Woodside’s calculation of greenhouse gas emissions and the approach adopted by third parties. This presentation contains forward looking statements with respect to Woodside’s business and operations and market conditions, including, for example, but not limited to, statements regarding development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures, future results of projects, operating activities, new energy products, expectations and plans for renewables 2 production capacity and investments in, and development of, renewables projects, and expectations regarding the achievement of Woodside’s

AGENDA Welcome Marcela Louzada, Vice President Investor Relations Richard Goyder, Chair of the Board Chair address Presentation Meg O’Neill, CEO and Managing Director Meg O’Neill, Marcela Louzada Q&A Marcela Louzada Close 3 3

Play video VIDEO Chair address Richard Goyder Chair of the Board 4 4

Woodside is built to thrive through the energy transition Firm conviction in sustained demand for our products and services Providing energy through a high-quality portfolio, Geographically advantaged to meet LNG demand in Asia geographically advantaged to meet 1 growing LNG demand Customer investment in Scarborough demonstrates the strength of this demand Customer-led, matching the pace and scale of demand as it evolves Creating and returning value Robust assessments across a range of climate-related factors before investing through disciplined capital management Diversification is a key part of our strategy Conducting our 2 On track to meet our net equity Scope 1 and 2 targets business sustainably New Scope 3 abatement target will track the impact of new energy products on customers’ emissions through contribution to environment and communities 3 Integrity and transparency assessment of carbon credit portfolio Refer to slide 26 for footnotes 5

See page 14 of the Climate Transition Action Plan

Our strategy is designed for the energy transition

The world must decarbonise and the energy sector must respond

There is no single or certain pathway through the energy transition

Diversification and adaptation will be central to the competitiveness of successful energy businesses

We are investing in products and services to create and return value through the energy transition

Thrive through the energy transition



Low cost
Lower Carbon[1]
Profitable
Resilient
Diversified
OPTIMISE VALUE AND SHAREHOLDER RETURNS

Woodside's climate strategy is integrated throughout our company strategy

Reduce our net equity Scope 1 and 2 greenhouse gas emissions[2]

Invest in products and services for the energy transition

Refer to slide 26 for footnotes

6

Woodside Energy

See pages 6-7 of the Climate Transition Action Plan Delivering on our climate targets Scope 3 targets Scope 1 and 2 emissions Net equity Scope 1 and Pathway to achieve our Investment target New complementary 1 3,4 3,4 2 emissions reduction aspiration of net zero equity progress emissions abatement target 2 emissions by 2050 Reduction achieved in 2023 Cumulative total spend since Take FID on new energy towards our target of 15% 2021 on new energy products and lower carbon Cumulative design out and by 2025 products and lower carbon services by 2030, with total operate out opportunities 5,6 services abatement capacity of totalling ~ $ 5 12.5% 28 Mt CO -e 335MILLION 5 MTPA CO -e 2 2 Refer to slide 26 for footnotes 7

See page 45 of the Climate Transition Action Plan Range of climate pathways 1,2,3 Potential global use of gas in pathways that limit global warming assessed in keeping with the science We support the goals of the Paris Agreement IPCC included 97 pathways that can limit global warming to 1.5°C with no or limited overshoot in Sixth Assessment Report There is a wide range of gas usage across these pathways Refer to slide 26 for footnotes 8

See page 46 of the Climate Transition Action Plan Fuel mix and emissions intensity of Australia’s National Electricity Market 2,3 Gas can (NEM) and the South West Interconnected System (SWIS) support lower NEM SWIS South New South Western emissions Australia Wales Queensland Victoria Australia Emissions 0.25 kg 0.68 kg 0.73 kg 0.79 kg 0.53 kg intensity of electricity power CO -e/kWH CO -e/kWH CO -e/kWH CO -e/kWH CO -e/kWH 2 2 2 2 2 generation 2% 5% 2% 5% 1% Fuel mix of 1% 8% 1% electricity 30% generation 21% 15% 34% When used to generate electricity, gas 26% typically produces half the lifecycle 1 emissions of coal 38% 74% 71% 68% 66% Gas can also back up grids powered by renewables and batteries 27% South Australia New South Wales Queensland Victoria 1 10,302 GWh 58,688 GWh 57,615 GWh 47,240 GWh 18,124 GWh Note: Percentages may not total 100% due to rounding Other (biomass, Renewables Black coal Brown coal Natural gas hydroelectricity, (wind, solar) battery, liquid fuel) Refer to slide 26 for footnotes 9

LNG supports 1 2023 total energy demand for key Asian countries customer and Japan South Korea China India country 11% 12% 17% 20% decarbonisation 29% 28% goals 63% 55% 21% 17% Substituting coal for gas can help states and nations decarbonise 5% 9% 38% 38% Gas can be an attractive proposition 21% 18% for coal dependent states and countries striving to decarbonise 3,959 mtoe 1,072 mtoe 309 mtoe 400 mtoe Gas is also used in industrial processes Other (bio energy, hydro, nuclear and 2,3 Oil Gas Coal and as a chemical feedstock renewables) Refer to slide 26 for footnotes 10

See pages 54-55 of the Climate Transition Action Plan Woodside’s advantage Project Contracting Deep customer competitiveness strategy relationships • Dedicated offices in Tokyo, Seoul, • Proximity to Asian markets• Diverse and flexible marketing Beijing and Singapore portfolio • Competitive LNG cost of supply • Continuous engagement with • Layering contracts throughout • World-class LNG plant reliability customers to meet their needs market cycles • Scarborough sell-downs to LNG • Contract positions balance upside Japan and JERA reinforce confidence exposure and revenue certainty 1,2 in long-term LNG demand Refer to slide 27 for footnotes 11

See pages 50-51 of the Climate Transition Action Plan

Assessing investment opportunity and risk

Robust assessment of future investments for competitiveness in the transition

Used to support final investment decision for Trion development

Embedding in company investment decision processes

Investment attractiveness

Test against a range of economic assumptions informed by climate scenarios

Consider geopolitical and macroeconomic factors

Cashflow scenario analysis impact

Compare impact of opportunity on future cashflows using scenarios, including 1.5°C cases

Potential demand resilience analysis

Test competitiveness of projects cost of supply in a range of demand scenarios, including 1.5°C cases

Climate risks and opportunities

Compare impact of opportunity on our portfolio aggregate climate risk exposure

Scope 1 and 2 portfolio emissions

Assess impact of design out work on project emissions

Test impact of residual emissions upon portfolio abatement demand and emissions intensity

Scope 1, 2 and 3 portfolio emissions intensity

Compare impact of opportunity on our portfolio's emissions intensity

12 Woodside Energy

See page 49 of the Climate Transition Action Plan Disciplined capital allocation OIL GAS NEW ENERGY OFFSHORE PIPELINE LNG DIVERSIFIED FOCUS Generate high returns to fund Leveraging infrastructure New energy products and lower diversified growth, focusing on to monetise undeveloped gas, carbon services to reduce customers’ high quality resources including optionality for hydrogen emissions: hydrogen, ammonia, CCUS Long-term cash flow Stable long-term cash High cash generation Developing market flow profile Strong forecast CHARACTERISTICS Shorter payback period Lower capital requirement demand Resilient to commodity Quick to market Lower risk profile pricing Upside potential IRR > 15% IRR > 12% IRR > 10% OPPORTUNITY 1 1 1 TARGETS Payback within 5 years Payback within 7 years Payback within 10 years Net equity Scope 1 and 2 greenhouse gas emissions: EMISSIONS 2 REDUCTIONS target 30% reduction by 2030; aspiration for net zero by 2050 or sooner Refer to slide 27 for footnotes 13

See pages 45, 51 and 52 of the Climate Transition Action Plan

Trion final investment decision considered climate-related factors

Climate considerations

1 **Investment attractiveness**	Expected >16% IRR and <four-year payback period, exceeding capital allocation framework targets[1] Expected all-in breakeven of <US$50/bbl (<US$43/bbl excluding capital carry) Woodside's economic assumptions include our view of credible future scenarios[2]
2 **Cashflow scenario analysis**	Forecast portfolio cashflow resilience is tested against IEA NZE pricing Resilience remains consistent with outcomes in the 2023 Climate Transition Action Plan[3]
3 **Demand resilience**	Continued demand for oil expected across a range of pathways through the energy transition[4] Two-thirds of resource is expected to be produced within the first 10 years after start-up[5]
4 **Climate related risks and opportunities**	No material changes to Woodside's exposure under TCFD framework due to a Trion investment
5 **Emissions profile – Scope 1 and 2[6]**	Expected carbon intensity of 11.8 kgCO_2-e/boe average over life of field Benchmarks below the industry average (15 kgCO_2-e/boe) for deepwater oil developments[7]
6 **Emissions profile – Scope 1, 2 and 3[6]**	Woodside portfolio remains less carbon intense than current industry average[8]

Refer to slide 27 for footnotes

14

Play video VIDEO Asset Decarbonisation Liz Westcott Executive Vice President Australian Operations 15

See page 17 of the Climate Transition Action Plan On track to meet Scope 1 Woodside net equity Scope 1 and 2 emissions targets 2022–2030 1 and 2 net equity 8 emissions reduction 1,2 targets Merged entity 1 starting base 6 11% below starting 12.5% 2023 net equity Scope 1 and 2 emissions 12.5% 15% base in below target 2022 below starting base starting by 2025 base in 30% 2023 4 target Scope 1 and 2 gross equity emissions intensity – Estimated avoided by 2030 3 4 emissions better than industry benchmarks Offset emissions Asset decarbonisation planning completed across Woodside net equity emissions merged portfolio of operated assets and through Allowance for BHPP 2 to 2050 asset emissions pre-merger Methane emissions calculated to be ~0.1% of our production volume – well below industry 5,6 targets 0 2022 2023 2025 target 2030 target Refer to slide 27 for footnotes 16 MT CO2-e

See pages 18-19 of the Climate Transition Action Plan Pathway for net zero Woodside net equity Scope 1 and 2 emissions 2023-2050 equity Scope 1 and 2 8 1,2 by 2050 aspiration Merged entity 3 starting base ~16 Mt CO -e savings cumulative to 2050 have been 2 6 incorporated in design of Scarborough, Pluto Train 2 and Trion Implementing a further 70 opportunities with ~12 Mt CO -e savings cumulative to 2050 – capex estimate 2 4 $200m, targeted for completion by 2030 Opportunities in progress: emissions reduction opportunities estimated to cost <$80/t CO -e and 2 Progressing ~35 Mt CO -e of potential large scale 2 select large scale abatement projects abatement options at LNG facilities (>US$80/t CO -e) 2 Large scale abatement: 2 further engineering required for emissions reduction opportunities Challenges to meet: estimated to cost >$80/t CO -e 2 • Securing approvals 4 Offsets • Cost reduction Net emissions 0 • Integration into existing facilities 2023 2024-2030 2031-2040 2041-2050 Refer to slide 27 for footnotes 17 MT CO2-e

See section 3.4 on page 30 of the Climate Transition Action Plan High-quality carbon credit portfolio 1 Woodside’s integrity assessment for carbon credits Abatement is High Accurate Environmental demonstrably likelihood of quantification and social additional permanence of abatement performance Mitigation Recognised Location and Vintage against standards methodology 1 leakage body Refer to slide 28 for footnotes 18

Play video VIDEO New Energy Opportunities Shaun Gregory Executive Vice President New Energy 19 19

See page 37 of the Climate Transition Action Plan Hydrogen portfolio designed to help customers reduce emissions Hydrogen Refueller @ H2Perth H2Perth H2OK Commercial scale. 7 Low carbon hydrogen demand outlook (Mtpa) Hydrogen production, Hydrogen and Commercial scale. storage and refuelling ammonia production Renewable hydrogen station. Renewable from gas reforming 225 2 (from electrolysis) hydrogen (from (with CCS) and/ or 2 electrolysis) 3 electrolysis Other Domestic heavy- Domestic market and Domestic heavy-duty export transport duty transport v 150 Steel Commercial Concept definition 5 FID taken May 2023 commenced in readiness to support 4 June 2022 FID in progress Power Initial production of 0.2 75 tpd of hydrogen, with Up to 60 tpd of Up to 2,700 tpd of the potential to scale up hydrogen ammonia (Phase 1) Transport to 1 tpd 230 ktpa CO₂-e 1,360 ktpa CO₂-e 1 ktpa CO₂-e third-party third-party third-party emissions Ammonia emissions avoidance emissions avoidance avoidance 0 (based on initial 2023 2030 2040 2050 production of 0.2 tpd of hydrogen) Refer to slide 28 for footnotes 20 Potential Target 1 Status Opportunity 6 scale market

See page 39 of the Climate Transition Action Plan CCS portfolio designed to help customers reduce emissions South East Australia CCS Angel CCS (Non-operated) 3,4 CCS capacity outlook (Mtpa) Multi-phased CCS project with the Large-scale multi-user CCS hub potential to help Australian and with the potential to help 1,000 international customers Australian and international decarbonise customers decarbonise Other Asia Pacific Scope 1 (e.g. Karratha Gas Plant) and Scope 1 (e.g. Longford Gas plant) and 750 third-party emissions third-party emissions Concept definition commenced in Phase 1 FEED commenced in April 2023 November 2023 Europe 500 Foundation project: Phase 1 ~0.5 Mtpa CO₂-e emissions reduction Foundation project: up to 5 Mtpa (Scope 1 only). Phase 2 expansion, up CO₂-e emissions reduction 250 to 1.5 Mtpa CO₂-e emissions North America (potential third-party) Woodside equity estimate is 600 ktpa CO₂-e third-party Woodside equity estimate is emissions reduction 750 ktpa CO₂-e third-party 0 emissions reduction (Phase 2 only) 2023 2025 2030 2031+ Refer to slide 28 for footnotes 21 Target Status 1 Potential Opportunity market 2 scale

See page 34 of the Climate Transition Action Plan Scope 3 targets to track progress and impact Scope 3 targets New complementary Existing 2023 progress 1,2 emissions abatement investment target update 1,2 target H2OK electrolyser Take FID on new Cumulative total Investment in new energy products and spend since 2021 on energy products new energy products lower carbon services and lower carbon and lower carbon by 2030, with total services by 2030 services abatement capacity of $ $ 3 4 5 5 BILLION MTPA CO -e 335MILLION 5 2 H2 Refueller Project rendition Refer to slide 28 for footnotes 22

See page 9 of the Climate Transition Action Plan Listening and acting Response to investor feedback Updated content in the Climate Transition Action Plan and 2023 Progress Report relative to the Woodside Climate Report 2022 includes the items below: Targets and Woodside’s plans to achieve them Page Resilience of demand for Woodside products Page Progress against targets 6-7, 16-17 Scope 3 emissions sources 32-33, 72-73 Extension of asset decarbonisation plans across Customer demand in the energy transition 44-47, 54-55 15, 18 merged portfolio Approach to capital allocation 43, 48-53 Emissions reduction between 2030 and 2050 19-21 Governance Decarbonisation project pipeline 15, 18-21, 24-25 Board skills and composition 11 Scope 3 emissions abatement target 32-34 Management structure 12 Climate-related targets in executive remuneration 12 Utilisation of carbon credits as offsets Woodside’s approach to utilising offsets 28-31 Policy engagement Reporting of carbon credit retirements 74 Woodside advocacy activities 65-69 Reporting of unretired carbon credits portfolio 31 Review of industry association activities 65-67 23 23

See page 12 of the Climate Transition Action Plan Executive Leadership Scorecard Accountability drives 30% Individual metrics 70% VARIABLE performance Company ANNUAL metrics REWARD Changes to Board composition and Committees 15% Climate Executive team’s performance-based pay metrics linked to delivery of climate strategy – also reflected in staff scorecard 30% New energy 1 project progress Annual review of industry associations for 70% CLIMATE Annual gross Scope alignment with the goals of the Paris METRICS 1 and 2 emissions Agreement 2 performance Refer to slide 28 for footnotes 24

Our business is built to thrive through the energy transition Providing energy through a high-quality portfolio, geographically advantaged to meet 1 growing LNG demand Strong demand for our products backed by customer action Creating and Developing new energy products and lower carbon services to meet customer demand returning value through disciplined capital management 2 On track to meet net equity Scope 1 and 2 targets, with pathway to net zero aspiration Conducting our business sustainably through contribution to environment and communities Refer to slide 28 for footnotes 25

Footnotes Slide 5 1. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023. 2. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) 2 for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets. 3. Informed by standards such as the Integrity Council on the Voluntary Carbon Market (ICVCM) Core Carbon Principles. https://icvcm.org/the-core-carbon-principles Slide 6 1. For Woodside, a lower carbon portfolio is one from which the net equity Scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Our Climate Policy sets out the principles that we believe will assist us achieve this aim. 2. Reducing our net equity Scope 1 and 2 greenhouse gas emissions is achieved by avoiding emissions (design out), reducing emissions (operate out) and offsetting residual emissions. Slide 7 1. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of 6.32 Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) 2 for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credit as offsets. 2. Indicative only, not guidance. Potential impact of opportunities identified in asset decarbonisation plans assuming all opportunities identified progress to execution, which is not certain and remains subject to further maturity of cost and engineering definition. Greenhouse gas quantities are estimated using engineering judgement by Woodside engineers. In Woodside’s 2023 Climate Transition action, please refer to section 7.6 “Disclaimer, risks, emissions data and other important information” for important cautionary information relating to forward looking statements. 3. Includes binding and non-binding opportunities in the portfolio, subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. 4. New energy project progress (which includes new energy products and lower carbon services) is subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. Potentially includes both organic and inorganic investment. 5. Includes pre-RFSU spend on new energy products and lower carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside’s net equity Scope 1 and 2 emissions which are managed separately through asset decarbonisation plans. 6. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. Potentially includes both organic and inorganic investment. Please see pages 75-76 of Woodside’s Climate Transition Action Plan 2023 (CTAP), released 27 February 2024, for the methodology applicable to these targets Slide 8 1. Charts utilise IPCC ranges for gas usage in scenarios that have a 50% or greater probability of limiting warming to 1.5°C with no or limited overshoot (C1), a 50% or greater probability of returning warming to 1.5°C after a high overshoot (C2), a 67% or greater probability of limiting warming to 2°C (C3) from AR6-WG3. IPPC data representing outlooks for Primary Energy Oil and Primary Energy Gas was sourced from the AR6 Scenario Database World v1.1 hosted by the International Institute for Applied Systems Analysis (IIASA). AR6 Scenarios Database hosted by IIASA, International Institute for Applied Systems Analysis, 2022. doi:10.5281/zenodo.5886911, https://www.data.ece.iiasa.ac.at/ar6/. 2. IEA, 2023. “The Oil and Gas Industry in Net Zero Transitions”, https://www.iea.org/reports/the-oil-and-gas-industry-in-net-zero-transitions, License: CC BY 4.0. 3. Data points sourced from the IPCC includes 2010, 2020, 2030, 2040 and 2050. Woodside has used interpolation for the data points in intervening years. Historical data from the IEA is provided on an annualised basis. Forward looking data from the IEA includes 2023, 2030, 2040, 2050. This is a work derived by Woodside Energy Ltd from IEA material and Woodside Energy Ltd is solely liable and responsible for this derived work. The derived work is not endorsed by the IEA in any manner. IEA data was converted to exajoules using conversion factors obtained from the IEA report; The Oil and Gas Industry in Net Zero Transitions, IEA 2023. IEA and IPCC scenarios are not predictions or forecasts and are representative of views of the future. Woodside’s approach to analysing and assessing future energy market conditions is based on qualitative and quantitative factors and therefore may vary from any one scenario presented by the IEA or IPCC. Slide 9 1. IEA, 2019. “The Role of Gas in Today’s Energy Transition”, p. 4. All rights reserved. 2. Australian Department of Climate Change, Energy, the Environment and Water, 2023. “Australian National Greenhouse Accounts Factors.” Electricity generation emissions intensities have been sourced from the emission factors in Table 1, pp. 7-8. These factors represent the emissions from the consumption of electricity purchased from a grid. https://www.dcceew.gov.au/sites/default/ files/documents/national-greenhouse-account-factors-2023.pdf 3. Fuel mix percentages for NEM accessed online https://www.aemo.com.au/energy-systems/electricity/national-electricity-market-nem/data-nem/data-dashboard-nem on using 12 months to 22 Jan 2023 and for SWIS accessed online https://opennem.org.au/ for financial year 2023 Slide 10 1. Source: Wood Mackenzie Energy Transition Outlook, September 2023. Assumes global temperature rise to around 2.0°C compared to pre-industrial levels. Asia Pacific includes China and India. Other includes bio energy, hydro, nuclear and renewables. 2. International Gas Union, 2023. “Global Gas Report 2023”, p. 22. https://www.igu.org/resources/global-gas-report-2023-edition/ 3. International Gas Union, 2023. “Global Gas Report 2023”, pp. 76-77. https://www.igu.org/resources/global-gas-report-2023-edition/ 26

Footnotes Slide 11 1. Scarborough sell-down to LNG Japan is subject to completion of the transaction, targeted in the first quarter of 2024. 2. Scarborough sell-down to JERA is subject to completion of the transaction, targeted for the second half of 2024. The sale and purchase agreement is with JERA Scarborough Pty Ltd which is a wholly owned subsidiary of JERA Co., Inc. Subject to completion of the transaction, targeted for the second half of 2024. Slide 13 1. Payback refers to RFSU + X years. 2. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) 2 for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets. Slide 14 1. The forecast IRR and payback period take into account the capital carry of approximately US$460m of capital expenditure for PEMEX (at Woodside’s final investment decision). IRR and the payback period are a look forward from June 2023 and assume US$70/bbl (real terms 2022) Brent oil price. Payback period is calculated from undiscounted cash flows, RFSU + approximately 4 years. Indicative only, not guidance. In Woodside’s 2023 Climate Transition Action Plan, please refer to section 7.6 “disclaimer, risks, emissions data and other important information” for important cautionary information relating to forward looking statements. 2. Please refer to Woodside Climate Transition Action Plan 2023 page 45 for further details. Includes both Paris-aligned and non-Paris-aligned outcomes. 3. Please refer to Woodside Climate Transition Action Plan 2023 section 4.6 beginning on page 52 for further details. 4. Please refer to Woodside Climate Transition Action Plan 2023 page 45 for further details. 5. Indicative only, not guidance. In Woodside’s 2023 Climate Transition Action Plan, please refer to section 7.6 “disclaimer, risks, emissions data and other important information” for important cautionary information relating to forward looking statements. 6. Please refer to the Glossary on slide 13 for further information on the definition of Scope 1, 2 and 3 greenhouse gas emissions. 7. Wood Mackenzie Emissions Benchmarking Tool. Expected lower carbon intensity of 11.8 kgCO -e/boe is relative to the global deepwater oil average of 15 kgCO -e/boe and global oil average of 27 kgCO -e/boe averaged over the period 2022 to 2032. Refer to slide 11 for further 2 2 2 information. 8. Woodside analysis, based on Woodside Scope 1, 2 and 3 emissions data for 2022 relative to the Transition Pathway Initiative oil and gas sector mean. https://www.transitionpathwayinitiative.org/companies/woodside-petroleum, assessment date 01 August 2022. Slide 16 1. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets. 2. Please refer to the “Disclaimer, important notes and assumptions” section on slide 2 (including under the heading “Forward-looking statements”) for important cautionary information relating to forward-looking statements. 3. Quantification of avoided emissions is inherently uncertain. However, it is possible to provide an estimate by comparison to benchmarks of a comparable portfolio of LNG, conventional shelf and deepwater assets producing 187.2 MMboe (Woodside equity production 2023) with a similar product mix to Woodside. There are a number of potential benchmarks providing estimates of the 2023 global average emissions intensity of oil and gas operations. Based on Wood Mackenzie’s Emissions Benchmarking Tool, an estimate of avoided emissions is around 391 kt CO -e, whereas based on the industry average emissions reported in Table 3.1 of IEA’s “The Oil and Gas Industry in Net Zero Transitions” (November 2023), an estimate of avoided emissions is around 1,705 kt CO -e. The Estimated Avoided Emissions shown in this Graph represents the 2 2 range between the two estimates. Woodside does not independently verify the data behind these estimates. Contributions to this were made by the intrinsic characteristics of our oil and gas resources, the design of our facilities, the 2016-2020 energy efficiency target, and the implementation of asset decarbonisation plans from 2021 onwards. 4. Woodside analysis, based on Woodside Scope 1 and 2 emissions data for 2022 and 2023 relative to a comparable portfolio of LNG, conventional shelf and deepwater assets, calculated from the 2023 emissions intensity of these primary resource themes reported in Wood Mackenzie’s Emissions Benchmarking Tool. 5. OGMP, 2023. “Implementation Plan Guidance”, p. 2 https://ogmpartnership.com/wp-content/uploads/2023/02/OGMP-2.0-Implementation-Plan-Guidance_2.pdf. OGMP provides the OGCI collective average target for upstream operations as an example of ‘near zero’ emissions intensity. 6. Woodside analysis, based on Woodside methane emissions data for 2022 and 2023, relative to OGCI average and targets. https://www.ogci.com/action-and-engagement/reducing-methane-emissions/#methane-target Slide 17 1. Indicative only, not guidance. Potential impact of opportunities identified in asset decarbonisation plans assuming all opportunities identified progress to execution, which is not certain and remains subject to further maturity of cost and engineering definition. Greenhouse gas quantities are estimated using engineering judgement by Woodside engineers. In Woodside’s 2023 Climate Transition Action Plan, please refer to section 7.6 “Disclaimer, risks, emissions data and other important information” for important cautionary information relating to forward looking statements. See page 20 for further information about potential project opportunities that have not yet been sanctioned. 2. See announcement titled “Woodside to sell 15.1% Scarborough interest to JERA” (23 February 2024) at woodside.com. Greenhouse gas emissions data including charts and estimates of future abatement plans in this Climate Transition Action Plan have not been updated to reflect changes in Woodside’s equity share of the Scarborough Joint Venture as a consequence of the sale of 15.1% interest to JERA. 3. The starting base has been calculated as 6.32 Mt CO₂-e which is representative of the gross average annual equity emissions over the period 2016-2020 for both heritage Woodside and heritage BHP’s assets, and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. 4. Woodside’s approach to utilising carbon credits as offsets in the context of our pathway to net zero is discussed in Woodside’s Climate Transition Action Plan 2023. See Section 3.4 on page 30. 27

Footnotes Slide 18 1. Informed by standards such as the Integrity Council on the Voluntary Carbon Market (ICVCM) Core Carbon Principles. https://icvcm.org/the-core-carbon-principles Slide 20 1. Proposed opportunities are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. 2. Opportunity proposes to use electricity sourced from the grid from renewable sources and to procure renewable energy certificates to abate remaining emissions. 3. For the electrolysis component of H2Perth, H2Perth proposes to use a target of 80% renewable electricity from start-up for Phase 1, stepping up to 100% renewable electricity for the entire facility by 2040. 4. A project is considered FID-ready if it has completed and/or obtained the necessary studies, permits and designs so that a final investment decision can be made. This decision is made based on a range of financial, technical and strategic factors, and is a requirement for construction and implementation of a project to commence. 5. Item was sufficiently progressed to support the FID taken in May 2023, however, technical work is progressing with ongoing design optimisation. 6. Project capacity subject to further engineering. Potential scale of Scope 3 emissions avoidance is estimated using engineering judgement by appropriately skilled and experienced engineers. Woodside has made the assumption to estimate the avoided emissions of each project through the displacement of diesel for domestic heavy-duty transport market and through the displacement of marine fuel oil (Low Sulphur Fuel Oil) for all other markets. Actual displaced emissions may differ based on actual use case. 7. Source: Wood Mackenzie Energy Transition Tool & Lens Hydrogen, August 2023. Wood Mackenzie defines low carbon hydrogen in its Q3 2023 Global Hydrogen Market Tracker, please refer to the glossary section of this presentation for Wood Mackenzie’s definition of low carbon hydrogen. In addition, currently there is ~100 Mtpa of existing global hydrogen demand, fossil fuel based. Other includes buildings, losses, methanol, other industry and refining. Transport includes aviation, marine, other transport and road transport. Slide 21 1. Proposed opportunities are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. 2. Project capacity subject to further engineering. Potential scale of Scope 1 and Scope 3 emissions is based on best technical estimate using engineering judgement by appropriately skilled and experienced engineers including potential allocation of capacity to meet Woodside Scope 1 emissions requirements. 3. Source: Wood Mackenzie Energy Transition Tool, July 2023. Other includes Russia, Africa, Latin America, Caribbean and the Middle East. 4. Source: Wood Mackenzie Energy Transition Outlook, September 2023. Demand assumes global temperatures rise to around 2°C compared to pre-industrial levels. Slide 22 1. Includes binding and non-binding opportunities in the portfolio, subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. 2. New energy project progress (which includes new energy products and lower carbon services) is subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. Potentially includes both organic and inorganic investment. 3. Includes pre-RFSU spend on new energy products and lower carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside’s net equity Scope 1 and 2 emissions which are managed separately through asset decarbonisation plans. 4. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. Potentially includes both organic and inorganic investment. Please see pages 75-76 of Woodside’s Climate Transition Action Plan 2023 (CTAP), released 27 February 2024, for the methodology applicable to these targets 5. Includes pre-RFSU spend on new energy products and lower carbon services that can help our customers decarbonise by using these products and services. It is not used to fund reductions of Woodside’s net equity Scope 1 and 2 emissions which are managed separately through asset decarbonisation plans. Slide 24 1. New energy project progress (which includes new energy products and lower carbon services) is subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. Potentially includes both organic and inorganic investment. 2. Gross equity emissions are calculated prior to retirement of carbon credits as offsets, focusing the organisational priorities on avoiding and reducing emissions. Slide 25 1. Global LNG demand is forecast to grow 53% to 2033, supported by Europe, China and emerging Asia. Base case scenario. Wood Mackenzie Global Gas Investment Horizon Outlook, October 2023. 2. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO -e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) 2 for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets. 28

Glossary

$, $m, $B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A$, AUD	Australian dollar
Aspiration	Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome
BHPP	Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) and, unless context otherwise requires, its subsidiaries. References to "Woodside Energy Global Holdings Pty Ltd" or "BHP Petroleum International Pty Ltd" are references to Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) excluding its subsidiaries.
boe, MMboe, Bboe	Barrel of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
Carbon credit	A tradable financial instrument that is issued by a carbon-crediting program. A carbon credit represents a greenhouse gas emission reduction to, or removal from, the atmosphere equivalent to 1 tCO_2-e, calculated as the difference in emissions from a baseline scenario to a project scenario. Carbon credits are uniquely serialised, issued, tracked and retired or administratively cancelled by means of an electronic registry operated by an administrative body, such as a carbon-crediting program.
CCS	Carbon capture and storage
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis.
COP28	The 28th Conference of the Parties to the United Nations Framework Convention on Climate Change, meeting in Dubai, UAE, November-December 2023
Decarbonisation	Woodside uses this term to describe activities or pathways that have the effect of moving towards a state that is lower carbon, as defined in this glossary

EJ	Exajoule
Emissions	Emissions refers to emissions of greenhouse gases unless otherwise stated
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[1]
FEED	Front-end engineering design
FID	Final investment decision
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)[2]
IPCC	Intergovernmental Panel on Climate Change
IFRS	International Financial Reporting Standards Foundation. For more information see www.ifrs.org
IRR	Internal rate of return
LNG	Liquefied natural gas
Lower carbon	Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity
Lower carbon economy	A lower carbon economy is an economy that produces lower levels of greenhouse gas emissions relative to today's economy
Lower carbon portfolio	For Woodside, a lower carbon portfolio is one from which the net equity scope 1 and 2 greenhouse gas emissions, which includes the use of offsets, are being reduced towards targets, and into which new energy products and lower carbon services are planned to be introduced as a complement to existing and new investments in oil and gas. Woodside's Climate Policy sets out the principles that we believe will assist us achieve this aim
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers

1. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".
2. 2 IFRS Foundation, 2021. "Climate Related Disclosures Prototype", Appendix A. https://www.ifrs.org/content/dam/ifrs/groups/trwg/trwg-climate-related-disclosures-prototype.pdf The IFRS published a further consultation document subsequent to the 2021 prototype. As it did not contain a updated definition of Paris-Aligned scenarios Woodside has retained use of the previous edition. Definition as per the Australian Clean Energy Regulator https://www.cleanenergyregulator.gov.au/Infohub/Markets/cert-report/cert-report-2023/cert-2023-glossary

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Woodside Energy

Glossary

Mtpa	Million tonnes per annum
Net equity greenhouse gas emissions	Woodside's equity share of net greenhouse gas emissions which includes the utilisation of carbon credits as offsets
Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[1]
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels. May include new energy products that have been manufactured from fossil fuels
Offsets	The compensation for an entity's greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity
Operator, Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
RFSU	Ready for start-up
Scope 1 greenhouse gas emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]
Scope 2 greenhouse gas emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian National Greenhouse and Energy Reporting (NGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist[2]

Scope 3 greenhouse gas emissions	Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the data table on page 73 for further information on the Scope 3 emissions categories reported by Woodside[2]
Long-term	Long-term means 2036 and beyond
mtoe	Million tonnes of oil equivalent
Retirement	The transfer of a carbon credit to a registry account that permanently removes the carbon credit from circulation. The term retirement applies to the use of the carbon credit by an entity to meet voluntary commitments or compliance obligations.
Starting base	For its net equity Scope 1 and 2 emissions targets, Woodside uses a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
Sustainability (including sustainable and sustainably)	References to sustainability (including sustainable and sustainably) are used with reference to Woodside's Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside's aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and profitable), environmental (including considering our environmental impact and striving for a lower carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms 'sustainability', 'sustainable' and 'sustainably' is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes.
Target	Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome
USD	United States dollar
Woodside	Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries

1. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Woodside Energy

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com 31